Exhibit 99.1

Obsidian Energy Provides Operational Update

• Second half drilling program proceeding with two rigs active in our Cardium asset

• Full-year 2021 production tracking to high end of guidance

• Interim President and CEO Stephen Loukas extended through 2021

• Company to present at Peters & Co. Annual Energy Conference on September 16

CALGARY, September 15, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an update on our continued strong second half development program with two drilling rigs active in our Cardium asset and announce it has also extended Stephen Loukas’ contract as Interim President and CEO to December 31, 2021.

As a result of the solid execution and performance of our program combined with our focus on optimizing base volumes, we anticipate that our full-year 2021 production will be near the high end of our previously increased guidance range while staying within planned capital expenditures.

“We’re extremely pleased with the results of our 2021 development program to date,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “Our successful drilling results, from both a production and cost reduction basis, is both a testament to the technical strength of our team, as well as the quality of our asset base.”

2021 DEVELOPMENT PROGRAM UPDATE

With an improved economic environment and higher funds flow from operations (“FFO”), our 2021 capital plan was modestly increased in July and we expect to drill 25 wells (22.0 net) in our second half development program, predominantly in our Crimson Willesden Green and Pembina Cardium assets. Of these wells, 18 (15 net) are planned to be on production prior to year-end with the remaining seven gross/net wells on production early in 2022. Below are our recent drilling results and planned activity.

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Crimson: We rig-released five gross/net Willesden Green Cardium wells and one gross/net liquids-rich gas well to capitalize on strong AECO natural gas pricing, targeting the Spirit River formation. Three of our Cardium wells are now on production while the remaining two wells have been fractured, flow-tested, and are expected to be brought on production by the end of September. The Spirit River well is expected to be stimulated in mid-September and brought on production in early October.

Drilling will continue with six gross/net additional wells prior to the end of the second half program: four gross/net wells at the 6-22 pad in East Crimson and two gross/net wells at the 4-17 pad in Crimson Lake. These final second half Crimson wells are expected to be brought on production in January 2022.

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Pembina: We rig-released all three gross wells (2.7 net) on the 7-17 pad; completions are planned for the third week of September with production expected in early October. Also in September, drilling will begin on two gross/net vertical oil wells, which will be followed by five gross (4.6 net) wells at our 2-15, 16-9 and 12-17 Pembina pads to complete the second half Pembina program. All wells are expected to be on production by year-end except for the final well at the 12-17 pad, which will be brought on production in January 2022.

Production rates for the wells on stream in the 2021 development programs to date are as follows:

Well	IP10	IP30	IP90
Second Half Program
3-29 Pad – Crimson Lake
100/08-31-042-07W5	240 boe/d (90% oil)	n/a	n/a
1-33 Pad – Crimson Lake
102/01-35-041-06W5	n/a	n/a	n/a
103/14-03-042-06W5	317 boe/d (69% oil)	n/a	n/a
3-3 Pad – Crimson Lake
100/03-05-044-08W5	Final 24 hrs of flowback: 1,162 bbl/d light oil and 537 boe/d natural gas
102/03-05-044-08W5	Final 24 hrs of flowback: 636 bbl/d light oil and 274 boe/d natural gas

First Half Program
4-35 Pad – Crimson Lake
102/12-33-043-08W5	910 boe/d (87% oil)	748 boe/d (74% oil)	538 boe/d (65% oil)
102/04-33-043-08W5	849 boe/d (80% oil)	662 boe/d (65% oil)	510 boe/d (58% oil)
100/03-25-043-08W5	690 boe/d (91% oil)	713 boe/d (73% oil)	519 boe/d (62% oil)
13-19 Pad – Crimson Lake
102/02-32-043-08W5	57 boe/d (91% oil)	154 boe/d (81% oil)	123 boe/d (74% oil)
102/16-29-043-08W5	460 boe/d (75% oil)	311 boe/d (66% oil)	193 boe/d (59% oil)
6-21 Pad – East Crimson
100/12-33-042-07W5	489 boe/d (92% oil)	348 boe/d (85% oil)	310 boe/d (83% oil)
103/03-09-042-07W5	638 boe/d (95% oil)	341 boe/d (93% oil)	295 boe/d (93% oil)
100/11-33-042-07W5	272 boe/d (91% oil)	177 boe/d (89% oil)	n/a
100/15-28-042-07W5	471 boe/d (91% oil)	376 boe/d (77% oil)	327 boe/d (75% oil)

ALBERTA SITE REHABILITATION PROGRAM

As part of our commitment to reducing our environmental footprint, we are pleased to announce that we have been allocated an additional $6.9 million of Alberta Site Rehabilitation Program (“ASRP) support through Periods 7 and 8 allocations, bringing total support from the ASRP to over $35 million. Obsidian Energy will utilize the funds as part of our ongoing decommissioning activities of suspended or abandoned assets.

HEDGING UPDATE

The Company has the following financial oil and gas contracts in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil - WTI
July 2021	6,419 bbl/d	$88.07/bbl
August 2021	3,750 bbl/d	$90.62/bbl
September 2021	2,258 bbl/d	$87.39/bbl

Natural Gas - AECO
July	21,326 mcf/d	$2.57/mcf
August – October 2021	23,695 mcf/d	$2.70/mcf
November 2021 – March 2022	21,326 mcf/d	$4.46/mcf

Additionally, the Company has the following physical contracts in place:

	Notional Volume	Term	Pricing (CAD)
Light Oil Differential1 2
	1,230 bbl/d	Jul –Sep 2021	$5.82/bbl
Light Oil Differential – USD[1]
	1,539 bbl/d	Jul –Sep 2021	US$4.42/bbl
Heavy Oil Differential[3]
	564 bbl/d	Jul –Sep 2021	$14.85/bbl
Heavy Oil Differential[4] – USD
	550 bbl/d	Jul –Dec 2021	US$26.00/bbl

(1)	Differentials completed on a WTI - MSW basis.
(2)	USD transactions completed on a US$ WTI - US$ MSW basis and converted to Canadian dollars using a fixed foreign exchange ratio of CAD/USD $1.279 in the third quarter of 2021.
(3)	Differentials completed on a WTI - WCS basis.
(4)	Hedged on a USD basis and inclusive of WCS differential, quality, and transportation charges.

PETERS & CO. ENERGY CONFERENCE PRESENTATION

Obsidian Energy is pleased to be participating at the Peters & Co. 25th Annual Energy Conference from September 14th to 16th, 2021 in Toronto, Ontario. Aaron Smith, Senior Vice President, Development and Operations, will discuss the Company at 11:20 a.m. ET (9:20 a.m. MT) on Thursday, September 16, 2021; an associated presentation will be posted at that time on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	Barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	AECO	Alberta benchmark price for natural gas
boe/d	barrels of oil equivalent per day
MSW	Mixed Sweet Blend
WTI	West Texas Intermediate

NON-GAAP MEASURES

The financial measure FFO included in this MD&A does not have a standardized meaning prescribed by IFRS and therefore is considered a non-GAAP measure; accordingly, it may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and/or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for full year production while staying within planned capital expenditures; when we expect certain pads to be completed and on stream; our second half 2021 drill plans and locations; how many wells we expect to bring on production in 2021 and then the remaining drills in 2022; how we plan to use our ASRP funding; that we will be participating at the Peters & Co. Energy Conference and posting the presentation online; our hedges; and when we intend to release our third quarter results and post them online.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com